Exhibit 99.1

Santiago, June 22, 2021

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Communication of Material Fact.-

Mr. President:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in today’s ordinary session, the Board of Directors of Banco Santander – Chile agreed to increase the capital of the company Transbank S.A., for MM$23,532 against retained earnings and for MM$30,000 through the issuance of new shares, in line with the 25% participation in the company, as instructed by the Financial Markets Commission (CMF), which did not authorize Banco Santander-Chile to dilute its participation in the company.

With relations to this operation, the directors Claudio Melandri Hinojosa, Rodrigo Vergara Montes, Orlando Poblete Iturrate, Ana Dorrego de Carlos, Lucía Santa Cruz Sutil, Félix de Vicente Mingo, Alfonso Gómez Morales, Rodrigo Echenique Gordillo, Juan Pedro Santa María Pérez, Blanca Bustamante Bravo and Óscar Von Chrismar Carvajal manifest their approval for the Bank to participate in this operation, in accordance with the favorable report of the Director’s Committee and Audit Committee of the Bank.

Sincerely,

Miguel Mata Huerta
Chief Executive Officer

C.c.: Santiago Stock Exchange.